FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 21, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
21 March 2024
Transaction in Own Shares

NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS') across two transactions, Transaction 1 and Transaction 2 (together the 'Transactions').

The purchases form part of the Company's existing share buyback programmes, with Transaction 1 purchases effected pursuant to the instructions issued by the Company to UBS on 28 July 2023, as announced on 31 July 2023 and Transaction 2 purchases effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

Aggregated information relating to the Transactions is set out in the tables below.

Transaction 1:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 March 2024	440,585	253.20	248.10	250.4477	LSE
21 March 2024	78,915	251.10	248.10	249.3692	CHIX
21 March 2024	322,935	252.60	248.20	250.1085	BATE

Transaction 2:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 March 2024	8,624	248.20	248.20	248.2000	LSE
21 March 2024	0	0.00	0.00	0.0000	CHIX
21 March 2024	0	0.00	0.00	0.0000	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

The Company intends to cancel all of the Ordinary Shares repurchased under the Transactions. Following the settlement of the transactions, the Company will hold 150,841,321 Ordinary Shares in treasury and have 8,739,216,598 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Details of the Transactions

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction 1:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
21 March 2024	08:01:28	BST	5739	249.70	BATE	1358648
21 March 2024	08:01:28	BST	7314	249.70	BATE	1358646
21 March 2024	08:08:30	BST	11236	248.90	BATE	1368227
21 March 2024	08:13:17	BST	11053	248.70	BATE	1376245
21 March 2024	08:21:51	BST	11824	249.20	BATE	1385550
21 March 2024	08:21:51	BST	375	249.20	BATE	1385548
21 March 2024	08:32:03	BST	6509	249.20	BATE	1394909
21 March 2024	08:32:03	BST	3344	249.20	BATE	1394907
21 March 2024	08:32:03	BST	2943	249.20	BATE	1394903
21 March 2024	08:43:55	BST	10070	248.70	BATE	1406356
21 March 2024	08:43:55	BST	1812	248.70	BATE	1406354
21 March 2024	08:43:55	BST	1615	248.70	BATE	1406352
21 March 2024	08:55:21	BST	12471	248.50	BATE	1417357
21 March 2024	09:08:33	BST	10646	248.40	BATE	1432037
21 March 2024	09:08:33	BST	1442	248.40	BATE	1432035
21 March 2024	09:08:33	BST	652	248.40	BATE	1432033
21 March 2024	09:21:15	BST	13179	248.20	BATE	1445044
21 March 2024	09:38:18	BST	199	249.70	BATE	1461776
21 March 2024	09:38:18	BST	562	249.70	BATE	1461774
21 March 2024	09:39:06	BST	6789	249.80	BATE	1462615
21 March 2024	09:39:06	BST	5391	249.80	BATE	1462617
21 March 2024	09:48:50	BST	3410	249.70	BATE	1474906
21 March 2024	09:48:50	BST	9000	249.70	BATE	1474904
21 March 2024	09:48:50	BST	89	249.70	BATE	1474902
21 March 2024	10:08:45	BST	13166	249.40	BATE	1491703
21 March 2024	10:21:05	BST	11395	250.00	BATE	1500994
21 March 2024	10:35:39	BST	9910	250.50	BATE	1512215
21 March 2024	10:36:45	BST	1080	250.50	BATE	1513091
21 March 2024	10:48:36	BST	13101	250.00	BATE	1523121
21 March 2024	11:04:10	BST	3343	249.70	BATE	1535332
21 March 2024	11:04:10	BST	7768	249.70	BATE	1535330
21 March 2024	11:21:25	BST	12405	249.80	BATE	1550538
21 March 2024	11:34:42	BST	6000	250.00	BATE	1560580
21 March 2024	11:35:12	BST	82	250.00	BATE	1561034
21 March 2024	11:36:13	BST	6463	250.00	BATE	1561695
21 March 2024	11:52:40	BST	11485	250.50	BATE	1573763
21 March 2024	12:06:07	BST	13210	251.10	BATE	1584241
21 March 2024	12:26:30	BST	11925	251.70	BATE	1598834
21 March 2024	12:45:01	BST	13500	251.80	BATE	1612454
21 March 2024	13:01:08	BST	13289	252.00	BATE	1623544
21 March 2024	13:23:40	BST	3000	252.00	BATE	1639315
21 March 2024	13:27:23	BST	5705	252.20	BATE	1642803
21 March 2024	13:27:23	BST	936	252.20	BATE	1642801
21 March 2024	13:27:23	BST	4288	252.20	BATE	1642799
21 March 2024	13:34:44	BST	4522	252.60	BATE	1661713
21 March 2024	13:34:44	BST	2256	252.60	BATE	1661711
21 March 2024	13:34:44	BST	286	252.60	BATE	1661709
21 March 2024	13:34:44	BST	1100	252.60	BATE	1661707
21 March 2024	13:34:44	BST	2356	252.60	BATE	1661705
21 March 2024	13:34:44	BST	962	252.60	BATE	1661703
21 March 2024	13:34:44	BST	4866	252.50	BATE	1661701
21 March 2024	13:34:44	BST	6872	252.50	BATE	1661699
21 March 2024	08:05:53	BST	7641	249.00	CHIX	1364885
21 March 2024	08:05:53	BST	5418	249.00	CHIX	1364883
21 March 2024	08:32:03	BST	9659	249.20	CHIX	1394905
21 March 2024	08:32:03	BST	3448	249.20	CHIX	1394901
21 March 2024	09:04:50	BST	12724	248.10	CHIX	1428351
21 March 2024	09:42:31	BST	9518	250.10	CHIX	1466631
21 March 2024	09:42:31	BST	3142	250.10	CHIX	1466629
21 March 2024	10:21:05	BST	13308	250.00	CHIX	1500992
21 March 2024	11:07:30	BST	13420	249.70	CHIX	1538238
21 March 2024	12:01:37	BST	637	251.10	CHIX	1580121
21 March 2024	08:01:28	BST	8061	249.70	LSE	1358650
21 March 2024	08:01:30	BST	6048	249.50	LSE	1358696
21 March 2024	08:01:30	BST	323	249.50	LSE	1358694
21 March 2024	08:01:30	BST	2597	249.50	LSE	1358692
21 March 2024	08:03:15	BST	9070	248.80	LSE	1361342
21 March 2024	08:08:30	BST	7419	248.80	LSE	1368237
21 March 2024	08:15:26	BST	8486	249.30	LSE	1378223
21 March 2024	08:18:58	BST	5066	249.20	LSE	1383285
21 March 2024	08:18:58	BST	2707	249.20	LSE	1383283
21 March 2024	08:27:35	BST	7337	249.20	LSE	1390262
21 March 2024	08:28:25	BST	444	249.20	LSE	1390984
21 March 2024	08:32:51	BST	304	248.90	LSE	1395748
21 March 2024	08:32:51	BST	7373	248.90	LSE	1395741
21 March 2024	08:39:04	BST	8108	249.00	LSE	1401964
21 March 2024	08:46:13	BST	8716	249.10	LSE	1408552
21 March 2024	08:57:37	BST	7628	248.40	LSE	1419262
21 March 2024	08:57:37	BST	173	248.40	LSE	1419260
21 March 2024	09:04:50	BST	8538	248.10	LSE	1428353
21 March 2024	09:04:50	BST	253	248.10	LSE	1428355
21 March 2024	09:14:26	BST	9064	248.10	LSE	1438328
21 March 2024	09:26:49	BST	8265	248.20	LSE	1449668
21 March 2024	09:29:43	BST	7605	248.70	LSE	1452208
21 March 2024	09:30:00	BST	2769	248.70	LSE	1452529
21 March 2024	09:30:00	BST	4842	248.70	LSE	1452525
21 March 2024	09:32:42	BST	7503	249.00	LSE	1455959
21 March 2024	09:35:02	BST	7559	249.10	LSE	1457761
21 March 2024	09:39:06	BST	8228	249.80	LSE	1462619
21 March 2024	09:42:31	BST	7732	250.10	LSE	1466633
21 March 2024	09:44:42	BST	7892	250.00	LSE	1469060
21 March 2024	09:48:07	BST	7629	249.70	LSE	1474322
21 March 2024	09:57:18	BST	8410	250.10	LSE	1482062
21 March 2024	09:57:18	BST	446	250.10	LSE	1482060
21 March 2024	09:58:02	BST	7870	250.00	LSE	1482874
21 March 2024	10:08:45	BST	2595	249.40	LSE	1491707
21 March 2024	10:08:45	BST	5364	249.40	LSE	1491705
21 March 2024	10:15:01	BST	3032	249.90	LSE	1496340
21 March 2024	10:15:01	BST	5573	249.90	LSE	1496338
21 March 2024	10:30:27	BST	4155	250.30	LSE	1507973
21 March 2024	10:30:27	BST	3966	250.30	LSE	1507971
21 March 2024	10:42:01	BST	719	250.20	LSE	1517818
21 March 2024	10:42:01	BST	8150	250.20	LSE	1517816
21 March 2024	10:50:32	BST	8549	249.80	LSE	1524784
21 March 2024	11:04:10	BST	3973	249.70	LSE	1535336
21 March 2024	11:04:10	BST	4375	249.70	LSE	1535334
21 March 2024	11:21:24	BST	582	249.90	LSE	1550473
21 March 2024	11:21:24	BST	7120	249.90	LSE	1550471
21 March 2024	11:34:42	BST	7364	250.00	LSE	1560578
21 March 2024	11:50:25	BST	6445	250.50	LSE	1572174
21 March 2024	11:50:25	BST	2446	250.50	LSE	1572172
21 March 2024	12:01:37	BST	8185	251.10	LSE	1580123
21 March 2024	12:04:06	BST	8618	251.50	LSE	1582629
21 March 2024	12:06:07	BST	8018	251.10	LSE	1584243
21 March 2024	12:16:28	BST	9098	251.60	LSE	1592406
21 March 2024	12:23:34	BST	9113	251.60	LSE	1597046
21 March 2024	12:34:06	BST	9110	252.00	LSE	1605349
21 March 2024	12:41:43	BST	939	251.70	LSE	1610230
21 March 2024	12:41:43	BST	1424	251.70	LSE	1610228
21 March 2024	12:41:43	BST	5783	251.70	LSE	1610226
21 March 2024	12:50:48	BST	7455	252.00	LSE	1616232
21 March 2024	12:57:38	BST	6203	252.10	LSE	1621031
21 March 2024	12:57:38	BST	1175	252.10	LSE	1621029
21 March 2024	13:04:43	BST	8178	251.50	LSE	1625798
21 March 2024	13:27:23	BST	2678	252.10	LSE	1642813
21 March 2024	13:27:23	BST	3011	252.10	LSE	1642811
21 March 2024	13:27:23	BST	2025	252.10	LSE	1642809
21 March 2024	13:27:23	BST	371	252.20	LSE	1642807
21 March 2024	13:27:23	BST	8197	252.20	LSE	1642805
21 March 2024	13:31:07	BST	7837	252.50	LSE	1652441
21 March 2024	13:33:03	BST	8274	252.70	LSE	1657972
21 March 2024	13:35:14	BST	7528	252.40	LSE	1662723
21 March 2024	13:37:35	BST	1174	252.00	LSE	1667761
21 March 2024	13:37:35	BST	7565	252.00	LSE	1667759
21 March 2024	13:37:35	BST	366	252.00	LSE	1667757
21 March 2024	13:41:38	BST	7506	252.70	LSE	1674909
21 March 2024	13:42:09	BST	7661	252.70	LSE	1675706
21 March 2024	13:44:09	BST	7975	253.20	LSE	1678981
21 March 2024	13:49:50	BST	6719	253.20	LSE	1688870
21 March 2024	13:49:50	BST	795	253.20	LSE	1688868
21 March 2024	13:53:17	BST	2515	253.20	LSE	1694398
21 March 2024	13:53:17	BST	6216	253.20	LSE	1694396

Transaction 2:
Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
21 March 2024	09:19:31	BST	7471	248.20	LSE	1443296
21 March 2024	09:19:31	BST	1153	248.20	LSE	1443294

Date: 21 March 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary